EXHIBIT 13




                                                      March 11, 1996

The Board of Trustees
Bond Fund Series
Two World Trade Center
New York, New York 10048-0203

To the Board of Trustees:

     OppenheimerFunds, Inc. ("Oppenheimer") herewith purchases _______________ Class C shares, of Bond Fund Series--Oppenheimer Bond Fund for Growth (the "Fund") at a net asset value per share of $_____ for such class, for an aggregate purchase price of $1,000.00. In connection with such purchase, Oppenheimer represents that such purchase is made for investment purposes by Oppenheimer without any present intention of redeeming or selling such shares.


                                        Very truly yours,


                                        OppenheimerFunds, Inc.



                                        By: ____________________________________